                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM
F-3 REGISTRATION STATEMENTS FILE NOS. 333-9050 AND 333-123265 AND FORM S-8
REGISTRATION STATEMENT FILE NO. 333-06246.

                           MAGAL SECURITY SYSTEMS LTD.

6-K Items

1.   Press Release re Magal Files its Annual Report for 2005

                                                                          ITEM 1

PRESS RELEASE                                 Source: Magal Security Systems Ltd

MAGAL FILES ITS ANNUAL REPORT FOR 2005

YAHUD, Israel, July 17, 2006 - Magal Security Systems Ltd. (Nasdaq NM:MAGS;
TASE: MAGS) today announced that it has filed today its audited financial statements and its Annual Report on Form 20-F for the year ended December 31,
2005 with the SEC. As a result of a subsequent to year end cancellation of a turnkey project by an Eastern European customer, the Company decided to reconsider its previous revenue recognition of this project in its financial statements for the year ended December 31, 2005. The reversal of those revenues initially recognized by the Company in its February 2006 press release has resulted in a reduction in revenues to $61.3 million and a net loss of $3.2 million for the year ended December 31, 2005.

In February 2006, the Company had, based on its unaudited results, reported in a press release revenues of $68.6 million and net income of $1.1 million for 2005.

In May 2005 the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Eastern Europe. As part of the agreement, the Company received an advance payment, secured by a bank advanced payment guarantee that was to be reduced proportionally as execution of the project progressed. In addition, the Company issued the customer a performance bank guarantee. The Company commenced the project and delivered some of the equipment and other deliverables to the customer in 2005. In April 2006, the customer informed the Company that it was canceling the agreement due to alleged errors in the design documents submitted by the Company. In addition, the customer did not make payments required under the agreement. Based on its cancellation of the agreement, the customer collected $3.2 million under the bank advanced payment guarantee on June 20, 2006.

The Company believes that there is no factual or legal ground for the cancellation of the agreement or the demand for payment under the bank performance guarantee, and accordingly believes that the agreement is still valid. On April 28, 2006, the Company commenced arbitration proceedings against the customer. In these proceedings the Company asked the arbitrators to find that the agreement is valid and to enforce the payments due to the Company pursuant to the agreement. Based on the opinion of the Company's legal counsel, the Company believes that there is a good likelihood that the arbitration will result in a favorable determination. The Company intends to vigorously pursue its claim. The customer has not yet filed its response.

On July 11, 2006, the customer made a demand for additional payment under a bank performance guarantee for $1.4 million. Upon the Company's motion, the District
Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing in August 2006. Although the Company obtained the temporary injunction, the Company's chances to ultimately prevent the forfeiture of the guarantee remain unclear. In view of the above and due to the uncertainty in preventing the forfeiture of the performance bank guarantee , the Company included a provision in the amount of $1.4 million in respect of this guarantee in its financial statements for 2005.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "Even though we believe that we have a good likelihood to win the arbitration proceeding , we believe that it is appropriate not to record the revenues from this project in 2005 and to reduce income accordingly."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the US The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the US, Canada, the UK,
Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the US on the Nasdaq National Market since
1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

(Tables Follow)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                               DECEMBER 31,
                                                         -----------------------
                                                           2004          2005
                                                         -------       --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                              $11,964       $ 10,099
  Short-term bank deposits                                     -         17,053
  Trade receivables (net of allowance for doubtful
    accounts of $ 320 and $ 306 at December 31,
    2004 and 2005, respectively)                        *)15,102         24,012
  Unbilled accounts receivable                          *) 5,595          8,596
  Other accounts receivable and prepaid expenses           3,858          4,455
  Deferred income taxes                                      488          1,187
  Inventories                                             12,702         11,110
                                                         -------       --------

TOTAL current assets                                      49,709         76,512
                                                         -------       --------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term trade receivables                                344            290
  Long-term bank deposits                                  2,994          1,800
  Structured notes                                         3,000              -
  Severance pay fund                                       2,142          2,070
                                                         -------       --------

TOTAL long-term investments and receivables                8,480          4,160
                                                         -------       --------

PROPERTY AND EQUIPMENT, NET                               14,659         15,587
                                                         -------       --------

DEFERRED INCOME TAXES                                        186            828
                                                         -------       --------

OTHER INTANGIBLE ASSETS, NET                                 656            569
                                                         -------       --------

GOODWILL                                                   4,286          4,186
                                                         -------       --------

TOTAL assets                                             $77,976       $101,842
                                                         =======       ========

*)   Reclassified.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                       DECEMBER 31,
                                                                 -------------------------
                                                                   2004           2005
                                                                 --------        ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                         $ 15,618        $  18,068
  Current maturities of long-term debt                              1,849            3,647
  Trade payables                                                    3,189            6,360
  Customer advances                                                     -            3,990
  Other accounts payable and accrued expenses                       6,669            8,914
  Unrealized losses on hedging forward contracts                      781               79
                                                                 --------        ---------

TOTAL current liabilities                                          28,106           41,058
                                                                 --------        ---------

LONG-TERM LIABILITIES:
  Unrealized losses on hedging forward contracts                      650               50
  Long-term bank debt                                               3,500            1,653
  Accrued severance pay                                             2,172            2,131
                                                                 --------        ---------

TOTAL long-term liabilities                                         6,322            3,834
                                                                 --------        ---------

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 1 par value -
      Authorized: 19,748,000 shares at December 31,
      2004 and 2005; Issued and outstanding: 8,672,448
      and 10,372,448 shares at December 31, 2004 and 2005,
      respectively                                                  2,825            3,220
  Additional paid-in capital                                       32,526           47,509
  Deferred stock compensation                                        (477)             (38)
  Accumulated other comprehensive income                            1,639            2,435
  Retained earnings                                                 7,035            3,824
                                                                 --------        ---------

TOTAL shareholders' equity                                         43,548           56,950
                                                                 --------        ---------

TOTAL liabilities and shareholders' equity                       $ 77,976        $ 101,842
                                                                 ========        =========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                               YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------
                                                                       *) 2003       *) 2004           2005
                                                                       -------       --------        --------

Revenues                                                               $58,655       $ 60,468        $ 61,282
Cost of revenues                                                        32,847         33,226          39,154
                                                                       -------       --------        --------

Gross profit                                                            25,808         27,242          22,128
                                                                       -------       --------        --------

Operating expenses:
  Research and development, net                                          4,773          4,683           5,265
  Selling and marketing, net                                            11,427         12,519          13,180
  General and administrative                                             5,305          5,771           5,961
  Award granted by principal shareholders                                    -          1,200               -
                                                                       -------       --------        --------

TOTAL operating expenses                                                21,505         24,173          24,406
                                                                       -------       --------        --------

Operating income (loss)                                                  4,303          3,069          (2,278)
Financial expenses, net                                                  1,003            762             800
                                                                       -------       --------        --------

Income (loss) before income taxes                                        3,300          2,307          (3,078)
Income taxes (tax benefit)                                                 910          1,133             (23)
                                                                       -------       --------        --------

Income (loss) from continuing operations                                 2,390          1,174          (3,055)
Gain (loss) from discontinued operations, net                               14           (121)           (156)
                                                                       -------       --------        --------

Net income (loss)                                                      $ 2,404       $  1,053        $ (3,211)
                                                                       =======       ========        ========

Basic net earnings (loss) per share from continuing operations         $  0.30       $   0.13        $  (0.31)

Basic net loss per share from discontinued operations                        -          (0.01)          (0.01)
                                                                       -------       --------        --------

Basic net earnings (loss) per share                                    $  0.30       $   0.12        $  (0.32)
                                                                       =======       ========        ========

Diluted net earnings (loss) per share from continuing operations       $  0.30       $   0.13        $  (0.31)

Diluted net loss per share from discontinued operations                      -          (0.01)          (0.01)
                                                                       -------       --------        --------

Diluted net earnings (loss) per share                                  $  0.30       $   0.12        $  (0.32)
                                                                       =======       ========        ========

*)   Reclassified.

This press release contains forward-looking statements, which are subject to risks and uncertainties.
Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the
Securities and Exchange Commission.

    Contacts:

    Company                            Investor Relations
    Magal Security Systems, Ltd        Gelbart Kahana Investor Relations
    Raya Asher, CFO                    Ehud Helft/Kenny Green
    Tel: +972-3-5391444                Tel: +1-866-704-6710
    Fax: +972-3-5366245                E-mail: Ehud@gk-biz.com
    E-mail: magalssl@trendline.co.il           Kenny@gk-biz.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    MAGAL SECURITY SYSTEMS LTD.
                                                    (Registrant)

                                                    By: /s/ Jacob Even-Ezra
                                                    -----------------------
                                                    Jacob Even-Ezra
                                                    Chairman of the Board and
                                                    Chief Executive Officer

Date:  July 17, 2006